Exhibit 99.1



           (West Marketing Industries, Inc. Letterhead Appears Here)

June 3, 1997

John L. Gardner, President
Saf T Lok Incorporated
18245 S. E. Federal Highway
Tequesta, FL 33469


Dear John:

Saf T Lok is clearly at a crossroads as you and I clearly agree.

Your addition has brought both management and capital to the company.

Independently you and I have both proposed a series of discrete marketing tests designed to make Saf T Lok a revenue and non-developmental company.

You three thrusts into Orlando, Tampa and Palm Beach are admirable and represent an excellent first approach, but with all due respect require greater levels of marketing specificty and implementation as we have agreed.

I am writing this letter to you and my partners jointly since there is a very short time fuse on the period required to take Saf t Lok into a significant revenue stream area.

The following requirements exist for Saf T Lok. After I enumerate the requirements, I will, in the final pages of this letter share with you how they become affordable by our company receiving the bulk of its fees in investment lettered stock, subject of course to the approval of my partners and your company.

Your requirements include:

I    THE CREATION OF A STRATEGIC AND TACTICAL MARKETING PLAN.
     No company can launch a significant marketing program without building a detailed architectural blueprint. A Strategic and tactical marketing plan is a complex program which normally takes 100 to 200 man-hours and most
     mid-size companies will pay between and $20,000 and $25,000 for    such a
     document. (I have written Citibank's and U.S. Tobacco's plans at many times that amount.) Here is how we will go about creating Saf T Lok's strategic and tactical marketing plan:

A Only two in one hundred U.S. businesses have a true strategic and tactical marketing plan. Many companies have a business plan but lack the strategic and tactical marketing plan. Other companies have a semblance of a marketing plan - a few pages - a few notes -a few outlines, even a few phrases jotted down on the back of an envelope. But this does not constitute a strategic and tactical marketing plan.

B A strategic and tactical marketing plan is a one hundred hour project at minimum. It is for this reason that not even the smartest executive, who have extensive experience in the
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     writing of a strategic and tactical marketing plan, do not do it at their own company and often, therefore, the shoemaker's son goes unshod.

     I have written Strategic and Tactical Marketing Plans for Citibank, such as the original Bank Without Walls direct marketing program, which took one thousand man hours of time. I have written U.S. Tobacco's strategic and tactical marketing plan and last year they earned a quarter of a billion dollars. I was involved in the launch of Clinique, which has become one of America's most profitable cosmetic companies and a part of Estee Lauder.

     Strategic and tactical marketing plans are a blueprint for the future and, like building a house which in general is much less complicated than building a company, without an architectural blueprint the house is bound to not turn out the way that you desire.

C To write a strategic and tactical marketing plan, we need to interview a cross selection of your:

          1.   Customers
          2.   Prospective Customers
          3.   Employees
          4.   Vendors

D Only by gaining a knowledge of your company and its position in the industry can we write a true strategic and tactical marketing plan.

E The outline for your strategic and tactical marketing plan will vary dependent upon what we learn at Saf T Lok. But, as an example, some of the chapters might include:

          1.   Executive Summary
          2.   Market Position of Saf T Lok
          3.   Specific Marketing to be Exploited
          4.   Incremental Channels of Distribution to be Marketed to
          5.   Nature of Competitive Analysis
          6.   Specific Marketing Tactics to be Employed
          7.   Resources Required for the Marketing Plan
          8.   Specific Budgets for Implementation of the Marketing Plan
          9.   Risk Factors Impacting Upon the Marketing Plan
          10.  Contingency Plans of the Marketing Plan
          11.  Industry Trends and Economic Trends Impacting on the Marketing
               Plan
          12.  Specific Detail Implementation Game Plan of First Year Tactics
          13.  A Compendium of Appropriate Exhibits and Reference Information
          14. Redevelopment and Redeployment of the Company Mission Statement (based upon revised or newly created strategic and tactical marketing plan).
          15.  Other Considerations for the Marketing Plan for Saf T Lok

F    Our marketing plans tend to be created in specific stages, which include:

     1. The evaluation stage of management's input and the input from vendors, competitors, customers, prospects and employees.

     2. The conceptual stage in which strategies and tactics are discussed and agreed to.

     3. The written draft stage where the initial draft is presented in considerable detail
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          4.   The edit phase, where the draft is finalized and completed.

          5. The implementation stage where the plan goes from concept and paper into reality.

          6. The modification stage, based upon what is learned in the initial implementation activities.

          A strategic and tactical marketing plan will be written by a senior member of my staff in consort with me. As you know, I have written seven best selling books and have advised one-eighth of the Fortune 500 companies.

     G The creation of a strategic and tactical marketing plan tends to be a three month project, from handshake to completion. I have seen major companies take six to eight months to complete a strategic and tactical marketing plan. Under compelling time pressures and with flexible budgets, we have created strategic and tactical marketing plans for major companies in four to five weeks, although this is certainly not my desire or favorite project.

     H A true strategic and tactical marketing plan can dramatically change your company's future and increase profits by hundreds of thousands of dollars and sometimes millions of dollars. We believe that we are the leading company in America focusing in on the writing of strategic and tactical marketing plans and have a wealth of experience in every significant industry classification.

          It is our experience that a strategic and tactical marketing plan cannot be written by a busy Vice President of Sales and Marketing or President as the number of man hours cannot efficiently be squeezed out of a fully productive executive's working day. In addition, unless one has written at least twenty or thirty strategic and tactical marketing plans, it is unlikely that he or she has the breadth of experience to understand all of the considerations and all of the uniqueness required in the writing of such a plan. The typical VP of marketing or President of a company may have written a plan two or three times, and wrote one a few years ago, but truly in that case be current in the market place or heavily experienced.

          In one case, one of our clients we believe is as sophisticated and possibly more sophisticated in sales and marketing. He is a famous executive written up in all the leading magazines. He, however, chose us to write his strategic and tactical marketing plan based on time extension requirements. He just did not have 200 man hours to devote over a period of two months, which would have caused him to neglect his dramatically growing and successful business.

          We want to become a part of your team and, invariably, we find that the creation of a strategic and tactical marketing plan serves as a basis for a long-term relationship as we become a knowledgeable and integral part of your business. There's no requirement that our writing of a strategic and tactical marketing plan makes us a long term player at your company, it just always seems to develop that way, based upon the success of the plan.


II.       PUBLIC RELATIONS
          You have made some soirees into public relations not always with the best of results. You have paid a `C' level public relations agency more than $5000 a month. If it has taught us anything it is that this is a very `PR-able' subject. I believe that we can launch considerable public relations on a national, regional and local level. Here is how we will go about creating a powerful public relations program for Saf T Lok.
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     A.   We will study your company's operations to better understand your goals, objectives, strengths, opportunities, weaknesses, competitive positioning and image

     B. We will create the theme for an appropriate story or stories which will be presented in what is called a "pitch" letter.

     C. A pitch letter represents, in essence, a personal letter written to all the appropriate editors or newspapers, magazines and, where appropriate, broadcast managers of TV and radio stations. It, in essence, tells them that we have an idea for a story, we think it is perfect for your particular media and we would like to talk to you.

     D. You, of course, will approve our letter, our underlying goals and objectives, and our theme.

     E. Publicity/public relations then tends to be 50-% inspiration and 50% perspiration. We need to get on the phone and contact each and every significant editor, publisher, or broadcast manager and negotiate a story, an interview, a speaking engagement, or your participation in a particular story they are already doing in which they fell you can become a significant resource.

     F. Our goal is to make you a resource to media that are appropriate for you, so that when they are thinking about stories about your industry, they contact Saf T Lok.

     G. Sometimes, dependant upon the campaign, we will also issue press releases. AS you know, a press release is a one or two page distillation of a newsworthy story, normally written under our letterhead instead of yours, and released to all the appropriate media. Our goal is to follow-up on that press release much in the same fashion that one follows-up on a pitch letter. The greatest single failing in public relations/publicity is merely mailing out a press release and hoping that it will be picked up. This invariably is not the case.

     H. We will assist you in setting up relations with a publicity clipping service who, for a nominal amount each month, searches thousands of newspapers and magazines looking for mentions of your company name. We will then show you how to create a press book, which can be integrated into your sales activities and allows you to measure the efficiency of publicity/public relations.

     I. It is important to point out that publicity/public relations invariably takes several months from the planning stage, release of press releases and pitch letters, negotiation stage, implementation stage, and then is dependent upon the particular publishing or broadcast schedule of the media. It is a lot like building a house. No matter how good a builder you are, if you are building a quality house, you will spend several months pouring the foundation, framing out the house, finishing it, etc.

     J. We have many other ideas on how you can use publicity/public relations to enhance your company's image. As you know, I have written a number of best selling books. It is not as complicated as one thinks to become an author, and we have considerable relationships with all the major publishing companies. I believe it is possible that we could have some outside third party assist you in collaboratively writing a book that would give you industry recognition, as well as substantial income strength. Authors have no difficulty in gaining radio and TV interviews, newspaper and magazine write-ups.

               Today's median advance versus a book tends to be $25,000 to $50,000 for a qualified new author and this self-funding type of publicity/public relations is one of the most overlooked opportunities in publicity. You need not be a professional writer, as there is an army of co-authors happy to work in conjunction with you and share your royalties and fees.

          K. We may also want to conduct some limited market research about your industry and trends at your industry in Saf T Lok and release that data to your media. You will be given a side bar mention and be considered as a significant resource on new trends and developments in your industry.

          L. Studies indicate that most consumers and businesses are building a barrier to advertisements. If you run a full page ad in the Wall Street Journal and spend $87,000, that has certain level of value, benefit and opportunity.

               One the other hand, if the Wall Street Journal runs a story on you, that is ten times more credible and invariably is a fraction of the cost.

          M. Finally, as part of your publicity and public relations program, we would like to examine your image in every target group and make recommendations for enhancement of that image. Those target groups would include:

               1.  Your customers
               2.   Your prospective customers
               3.   Your vendors and prospective vendors
               4.   Your employees and prospective employees
               5.   Government regulators, functionaries and administrators

               As I am sure you appreciate, the way in which people perceive you impacts dramatically upon their decision to do business with you, support you, or confront you.


III       DIRECT RESPONSE MARKETING
          Your current distribution channel of locksmiths are weak salespeople who sell what is requested and do a diminimus amount of missionary selling.

          To that extent we must find methods of pulling demand for Saf T Lok through the channel.

          Than demand can be realized through lowcost direct response advertising including but not limited to:

          A. Direct response ads in USA Today, where we for example can buy all of northern Flordia for less than $600 for a quarter page ad. By selling the lock direct we will also create overflow demands in the distribution channel.

          B. We can use the same approach in co-op advertising much as we are doing for the gentleman in Orlando but the ad will have a retail as opposed to a direct response focus.

          C. We will utilize the same approach to a number of dealers in a single market area.

          D. We can utilize direct mail and the answering service owend by your chairman to create a program where in essence we spend a dollar and $1.25 is returned to us on a regular basis.

          Direct mail is an extremely complex science. Here is how we will develop multiple direct mail programs for you.

          1). There are more than 41,000 list sources available in the U.S. who will rent you their database. Which might be appropriate for you to mail to.

               As an example, John, one company makes more than 23 million phone calls per year to the 7 million U.S. businesses to determine the nature of the company's operation, the name of the chief executive officer, sales volume, number of employees, and detail about the operating business. This phone verified database takes, as its raw material, the Yellow pages and enhances that data with information that we regard to be normally 88% to 92% accurate.

               Another vendor utilizes credit reports and maintains almost one thousand offices throughout the world gathering that data, and translates it into direct mail lists available at a fraction of the cost of credit reports. This company is 90% to 94% accurate in its data.

               Clearly, we believe that no company is 100% accurate in its database, but each company provides a starting point.

               Lists are available in every imaginable category including specific lists of business or individuals who have proven their responsiveness to direct mail. Fifty percent of all executives and individuals in the U.S. respond to direct mail offers.

               The challenge in direct mail is figuring out which 50% do and
               -------------------------------------------------------------
               which 50% don't.  The use of an intelligent, response-driven
               ---------------
               database helps you to achieve that objective.

          2)   We will write the copy for a powerful direct mail campaign.

               In general, we avoid mass mailings and junk mailings as executives and sophisticated people like yourself have built a barrier to junk mail.

               People today divide their mail into bills, checks, junk mail and correspondence. The successful trick of direct mail is to be included in the correspondence pile.

               In general, we recommend personalized, laser-printed letters that call the prospect by name, speak about his company by name, utilize a personalized signature, and are printed on expensive stationery. We also recommend brief letters, because of the limited time available to all of us in today's business community and because brief letters trigger the fact that the prospect was chosen individually, and long letters scream that I am nothing more than an advertisement.

               We have developed proprietary simulated Federal Express formats and we also often recommend what is called dimensional direct mail. This is a case in which we utilize some physical dimension outside of a flat letter to gain the attention of an individual. AS an example, for a leading utility we sent a gold-plated screwdriver to the CEO's of all its key customers, talking about the importance of including our client in all planning for new construction. When one receives a gold-plated screwdriver, you don't forget the mailing and you tend to respond.

               There are creative approaches in direct mail that work effectively in 95% of the cases and have not been overused. As an example, we have found it effective to send a letter from my daughter, which is hand crayoned, to companies like Saf T Lok. The letter says:

                    Dear Mr. Gardner:

                    My Daddy is the best marketing expert in the whole world. I sure hope you use my Daddy's nice company.

                                        Alexa West
                                        Steven West's daughter

               Any executive worth his salt, with a fraction of humanity, gets a kick out of this letter and it elicits an extremely high level of response.

          3) Copywriting is a high art science in direct mail. As you may know, high-powered professional copywriters often charge as much as $10,000 just to write an effective sales letter. And, a successful sales letter which generates hundreds of thousands of dollars or millions of dollars worth of business is cheap, if it can change the complexion of your business.

          4) We are involved with more than one hundred million mailing pieces per year, and believe that direct mail is one of our great strengths. We are proud that we are the primary marketing advisor to Larry Tucker Inc. Larry is the largest independent cooperative direct mailer in the U.S., each year mailing more than two billion offers to one hundred million targeted households. To be an advisor to Larry Tucker is to be a consultant's consultant. There is no greater honor, I think, than to provide advice and direction to someone who is considered to be the oracle of the direct mail industry.

          5) We manage all of our clients' direct mail campaigns. We allow them to purchase from our wholesale vendors directly, without a 17.65% markup affixed to their costs. As an example, even in small quantities, we can buy laser printed letters, including full body personalization, and all letter shop services for just 8 cents a piece plus stationary, postage and list. By buying at our wholesale prices, you can save considerable costs.

               By permitting us to manage the campaign, from concept to completion, you avoid all the pitfalls of direct mail that busy or less experienced executives run into. As an example, we will show you how to manage the postage portion so that it is minimized. First class postage need not be 29 cents. It can be reduced as much as one-third by utilizing what is called First Class Pre-Sort, Destination Code, Bar Code concepts.

               Direct mail creates an extremely high quality lead or customer. Our experience extends itself to direct mail campaigns which create leads, sell products and build complete businesses through catalog marketing.

               The breadth of our services will include concept development, copy development, writer's layout, finished copy, project management, results measurement systems, and the purchasing of all outside services
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               directly from the key vendors. As an example, you may obtain an extremely high quality list, available on diskette or magnetic tape, including comprehensive data - not merely a name and address on the company, for anywhere from 8c to 15c. Because of our involvement, you can do this in extremely small quantities and test direct all.

          6) Finally, we believe in extensive testing. No direct mail company, no matter how successful they are, has all the answers and has them all instantly. Therefore, direct mail is a mathematically precise science. It is appropriate for a Wharton School person like myself. We test mailing lists, copy formats, offers, type of envelope, type of postage. Every detail, when modified, can dramatically impact upon your results.

               It is this expertise that we make available to you to assure the success of your direct mail campaign.

               Over the course of our relationship, we will develop two mail campaigns for you.

               You and I are living proof that direct mail works. If we had not written to you, we would not have had the pleasure of creating a relationship.

IV.  TELEMARKETING
     You must expand the number of truly qualified locksmiths in your distribution channel and focus on progrmess locksmiths with retail locations.

     To that extent we must create a pilot in-house telemarketing program designed to sell locks into the locksmith and gun shops, thusly building our distribution channel.

     Here is how we will help you create a telemarketing program.

     A. We will write a strategic and tactical plan for your telemarketing activities based upon the input we receive from you and our observation of your needs, requirements and operations at Saf T Lok.

     B. Our group will create an advertisement to go into the local newspaper, which will run on Sunday. Each year we run thousands of advertisements and have developed a state-of-the-art skill to write ads that normally attract 25 to 50 applicants with just one small one to two inch ad.

          Normally, 85% of all of our hiring can be accomplished with just one small ad, because of the specialized systems that we have developed (13% will require a second ad and 2% a third ad).

     C. We are responsible for screening all of the callers who are applicants for your telemarketer position. That screening will take place either physically in your facility, by one of my associates who is highly trained in telemarketing recruiting, or in our national in-bound 800 telemarketing center where we have dedicated people who do nothing else other than screen telemarketing applicants.

          As you know, we are responsible for hiring and training thousands of telemarketers each and every year.

     D. We will do the bulk of all first interviews at your premises. This will include an in-depth patterned first interview, where a series of proven questions are asked each applicant. The interview length, of course, will vary based upon the qualifications of the applicant but, in general, we believe that we should attempt to conduct not less than six to twelve interviews for each and every position we intend to fill.

     E. All applicants who we believe have potential for consideration on your part will be given the enclosed proprietary psychological test, developed by our company and used extensively by our industry. We will score these tests and upon the completion of the patterned interview, phone screen and psychological testing, we will establish second interviews for you to meet all candidates.

          Occasionally, we will want to show you a candidate immediately, if you are available in your building at the time of the interview.
          Sometimes this is quite helpful in determining your perception about who would be a qualified telemarketer for Saf T Lok.

     F. Once we have collaboratively made our hiring decision, it will be subject to an in-depth reference check. As you may know, if you worked with our executive search division or another leading executive search company, you would pay approximately 33% of the first year's compensation, which means the position would cost you $10,000 to $15,000 to fill per person.

     G. We will conduct the in-depth reference check. As you know we maintain extensive information on a huge number of telemarketing applicants because of our dominance in this industry. However, we will go beyond that and literally check references with the same serious intent as if you were hiring an important sales position, as we believe this is indeed an important sales position in every sense of the word.

     H. Once the hiring decision is complete, you will need to provide the hires with product knowledge and background about your company. Normally, during the second week after hire, we will commence telemarketing training. This training will include a combination of:

          1.   One-on one role play.

          2.   Review after each phone call with constructive critique

          3. Availability to our library of audio cassettes on professional telemarketing and selling, in which the telemarketer is requested to listen to a tape and write a report.

          4.   Where appropriate, written instruction and critique.

     I. To achieve maximum results, we will create a professional telemarketing script designed to enhance results and maximize productivity.

          The telemarketing script will normally include a basic script, catalog of objections, and a detailed forms system of MIS system so that you may flow this data through your operation.

     J. We may choose either a manual or computerized reporting system. Initially, it is normally wise to use a manual system and implement a computerized system once the telemarketing program is fully polished. If you elect to purchase a computerized system, we will introduce you to vendors in this area where you may make a wholesale purchase. Some of the vendors that we work with include TeleMagic and ACT. Professional telemarketing software is not expensive at all.

     K. We will continue to provide training on a weekly basis during the initial, mission critical period of our relationship. During this period, you will plan to see us approximately once a week in your building, training your telemarketer(s) and providing feedback to you as far as the status of the program.

     L. You will plan to hear from us a few additional times each week, reviewing the telemarketers progress and giving you feedback, and obtaining your input as well.

     M. You will expect that the greatest bulk of our services will be performed in the first four to six weeks, although the duration of our relationship to create, recruit, polish and perfect the telemarketing program tends to be a four month time frame for a small to mid-size program. Some 90% of our man hours tend to be devoted in the initial time period.

     N. During the course of our relationship, we will perfect and modify the script or scripts as required. Script writing in telemarketing is very much of an art science and requires specialized writing skills, that might not be available to an individual who writes brochures, advertisements, or TV commercials.

     At the completion of our basic program, we will leave you self-sufficient to manage your own telemarketing operation. We then will put you onto a maintenance program. When you install such a maintenance program, it will allow us to reduce our visitations to your premises to just once per month, much in the same fashion that an outside CPA firm would audit an internal accounting department just to be certain that they have stayed on track and have not make any fatal errors in terms of tactics, techniques or legalities.

     There are a number of developments in every industry that require a review of the legal compliance and our maintenance program focuses heavily in on system review, people review, legal compliance and, if required, re-recruiting of additional people.

     If, for some reason, your telemarketing program is going to grow substantially, we would need to extend the scope and fee of our basic program before we enter into a maintenance phase. Otherwise, the maintenance program is more than sufficient to assure your continued success in telemarketing.

V.   SALES TRAINING

     We must launch a program to reach all of the law enforcement groups in the U.S. This program will require a combination of telemarketing, driect mail, and the training of your field sales representatives so that they are capable of making as forceful and effective presentation as you make to me on Monday. Here is how we will create a sales training program for your sales reps.

     A. Each year we are responsible for helping in the hiring process for thousands of key employees, We have learned a number of proprietary systems and procedures which can dramatically improve the quality of the search process, while reducing its cost as well.

     B. the typical executive search company charges 25% to 33% of the first year's salary, incentive, bonus and commissions. This means on a $50,000 position, one would normally pay, as an example, an average fee to a search company of $15,000. For some companies, this becomes a prohibitive matter, although we conduct a great number of full fee searches each and every year.

     C. A more appropriate procedure for mid-size companies like Saf T Lok is a collaborative executive search.

     D. We maintain a very sophisticated database of applicants we have seen in the past (we often receive thousands of resumes each and every week). In addition, each year thousands of people attend my seminars and we add them to our database of potential job applicants.

          Receiving thousands of resumes and having thousands of attendees come to our seminars, we are in a unique position to reach out and find qualified candidates. Also, by working with hundreds of companies, we come in contact with huge numbers of effective people who we can consider for future opportunities. We will not, however, ever solicit employees from any of our clients under any circumstances.

     E. In addition to our database and knowledge of executives throughout the U.S., we also write unique advertisements which generate a huge number of qualified applicants. We have added twists to our advertisements which are controversial yet effective. As an example, we invariably include the salary level in the headline of the ad. Although you may not wish to hear this at Saf T Lok, new prospective employees are most interested in the salary, followed then by the location of the job, and then the industry and integrity of the company. Using vague phrases such as very competitive salary is useless.

          We also make available alternative response vehicles to our applicants, which bring out the most aggressive candidates. As an example, we always provide a fax number for faxing of resumes. In certain instances, we will even permit phone calls to be received. We minimize those phone calls by saying: If you are absolutely the perfect applicant and have credentials and qualifications which exactly match our requirements, then and only then call us on the phone.

          We get a diminimus number of phone calls, of which half are lunatics and we take the abuse and time to cull through them, and the other half become absolutely perfect candidates who just would not respond to a resume ad. I Have success story after success story of using this technique. All the incoming calls go into our 800 recruiting center and are screened by qualified recruiters.

     F. Depending upon budget, we will do all phone screening. Most executive search companies think that by making half a dozen phone calls and bringing in three applicants and presenting the best one or two candidates to you that they have done their job. We do not think that that is the case.

     G. We divide our resumes into three categories - definitely not acceptable -definitely acceptable and maybe. We work the entire definitely acceptable file. But most companies fail to recognize, who are not heavily involved in executive searches, that this is a nighttime job. Our staff must work into the late hours and on weekends to track down qualified candidates. Any attempt to screen resumes yourself, and not devote evenings from 6 to 10, Saturdays from 9 to 5 and Sundays from 1 to 5, are destined for failure.

     H. Dependant upon budget, we then do the bulk of the first interviews at your premises. We think that a candidate should see the company he or she is going to work at, the drive time from his or her home, the physical work environment, and the general quality of the company.

          I. We then will present to you, for your hiring consideration, those candidates whom we think are appropriate.

          J. Once you have identified the final one or two candidates that you would like to consider for this position, we propose that you create a simple work assignment, which in essence is "Please tell us what you will do for the first 90 days when you are employed by Saf T Lok Please present that to us either in writing or verbally and come back for a third and final interview when you are prepared to make that presentation".

               We will assist you in grading this presentation and you will find an amazing difference in the quality of individuals when they have to convert from glib interviewing skills to written or verbal presentation requirements.

          K. Finally, where appropriate, we administer our proprietary psychological test to measure the skills and profile of each individual. In addition, we will check references and, based upon information from the applicant, do a unique credit check.

               We believe that every applicant you add to your company will help shape your company's destiny at Saf T Lok and, therefore, we spend a great deal of time to validate the individual's credential and business acumen.

          L. The net result of this exhaustive process creates a high quality employee. Because we have developed unique systems, Procedures, tests and a database, we can conduct this search for a little as half of what our competitors might charge.

          M. In addition, we never cease to be amazed that the custom of our industry is that they guarantee people for 30 days. At the end of 30 days, the executive search company has no further responsibility to replace that candidate. We think this is analogous to guaranteeing a used tire and is inappropriate for a quality company like Saf T Lok. We, therefore, extend our guarantees for three to six months and, for good clients, have been know to replace an executive who leaves even a year after that process.


VI.       EXPORT MARKETING

          A huge market exists outside of the U.S. People outside of the U.S. look at products such as apparel and anything else made in the U.S., including gun locks, as being prestigious just because it's manufactured here. We can launch an export marketing program that will give us a credit adverse continuing stream of income. Here is how we would launch that export program together.

          A. We must first define the countries that you would like to market to. We have access to databases of prospects in 178 foreign countries. That database is selectable by SIC code (nature of business, number of employees and geographical constraints).

          B. We then will create a powerful direct mail letter designed to get companies to respond to you directly. We write in English and create the impression in our copy that we have chosen this company individually and directly.

               We have the capacity to write to both major retailers, as well as distributors. Most export strategies combine a combination of selling direct to the large chains, as well as creating exclusive or semi-exclusive distributors in each foreign country.

               If you could imagine the power of having 50 major distributors in each of the top 50 countries, each ordering on a regular basis from you with minimum order requirements. and doing so on a completely credit adverse basis because of the requirement for LCs.

          C. We will take advantage of the opportunities available at the U.S. Department of Commerce who has extraordinary programs to help people with their exporting.

               We will show you how to contact the commercial attaches in each of our embassies around the world and have them act as lead creators and emissaries of goodwill for your products at Saf T Lok.

          D. We will create press releases that go in the foreign media to get foreign buyers to contact us. We have database of foreign media in more than 160 foreign countries, including newspapers and magazines.

          E. Where appropriate, you can utilize international telemarketing as the cost of long distance time to reach Europe and South American and much of the Orient is now equivalent to the cost of calling California was ten years ago. Today you can have a five minute conversation with England and do so for just three dollars.

          F. Where appropriate we will set up for you an international 800 number so your customers can call you without paying for the phone call. Again, a typical prospect can you, speak for four or five minutes and your cost will average to about three dollars. It makes the entire world your oyster, so to speak.

          G. We will train a member of your staff to become your pro-tempore export manager. We give him or her direction and help you penetrate the export market systematically.

          H. The export market prospect will respond to you via fax, phone, and mail. Quite often they will show up on your doorstep to make purchases. Sometimes they bring embarrassing amounts of cash with them (in the green form, cash) to effect advantageous purchases.

               Once in a while you may find it necessary, if you so desire, to have a senior member of your management travel to the foreign market to reinforce relationships.

          I. The Department of Commerce will allow us to exhibit at any of their shows and, in some instances, will exhibit our products for us at no charge or at a low charge.

          J. We also can take advantage of the many specialized export marketing program which help assure credit. As an example, the U.S. government has an export shipping guarantee program which in essence allows them to repay you if the foreign creditor does not pay.

               Other specialized factors like CIT will factor foreign receivables and pay you all the money the day after you ship, just charging you a few points as a service charge.

               You should be prepared to develop a significant export business at Saf T Lok. You also should expect that you will need to learn about the customs and unique procedures in each and every country. We will try to share that with you over the course of our relationship, in order to provide maximum profits over minimum embarrassment.

The above program, if vended to a mid-size cash paying client over the course of the year would be $250,000 and $350,000 to our company. I am proposing to my partners and to Saf T Lok that we develop the following economic program.

1. We receive $175,000 in investment lettered stock of Saf T Lok based on the conventional discount taken from fee trading stock.

2. The only cash that we receive is a sufficient amount to pay taxes on the investment lettered stock and that would be spread out at just $2500 per month over the course of the year without interest or service charge.

3. We would ask Frank, as a gesture of goodwill, to five us 10,000 free trading shares which we would agree not to sell for a quarter of a year.

4. We would ask for a performance bonus to be solely determined by you. If we are successful in creating a substantial and profitable revenue stream for Saf T Lok, we would want you to be generous in that bonus. The amount of that bonus, however, would be solely up to your reasonable and fair judgement.

5. You, of course, would be responsible for any out of pocket costs that we would incur which could include long distance communications, cellular telephone, Fed Ex, travel, copying, and any outside services purchased by our company. This amount will be inconsequential.

As you know, we are creating some advertisements for you which we believe will be necessary for you next week although we will not be in a position to approve this agreement for two weeks. If the program is approved by both parties, please treat those advertisements as a gift of a new relationship. If either one of us cannot go forward with this program as outlined, we will just charge you the going hourly rate which will not break the bank at SAF T LOCK.

It would be useful if we exchanged some references. The most recent stock transaction that we have done is with Just Great Coffee in Paramus, New Jersey. Please check with Bruce Seitz (president) about our capabilities. He can be reached at 201-742-4461.


Additional Client references of companies of a smaller nature are:

          Advanced Fitness                        Freedom Mortgage
          Bill Alter                              Stan Middleman
          Cherry Hill, NJ 08034                   Mt, Laurel, NJ 08054
          609-427-9524                            609-231-9800

          SmartServ Online                        Creative Embroidery
          Mel Eisen                               Steve Diamond
          Stamford, CT 06902                      Bloomfield, NJ 07003
          203-353-5950                            201-429-2740


Our financial references are:

          Steven Goldstein                        First Union Bank (WAX)
          BankAtlantic                            Renee Elrod

          Sunrise, FL                             Weston, FL
          954 748-1455                            954 462-5276

          Premium Federal Savings                 Strong Funds
          Gibbsboro, NJ 08026                     Milwaukee, WI
          609-346-1100                            1-800-368-3863

          Newport Discount Brokerage
          Boca Raton, FL 33487
          561 997-0471:


I look forward to our teleconference on Monday at 4:30. No doubt we will be talking before.

Kindest regards,


Steven West
/lb

Enclosure


Cc:       Frank Brooks, Chairman of Board